micon INTERNATIONAL LIMITED | mineral industry consultants

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, William J. Lewis, BSc., P.Geo. consent to the public filing of the technical report titled *"NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico"*, dated March 15, 2010 (the "Technical Report"), and to extracts from or a summary of, the technical report in the Annual Information Form dated March 19, 2010, the Annual Report on Form 40-F dated March 19, 2010 and the Management Discussion &Analysis dated March 19, 2010, of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 19, 2010, the Annual Report on Form 40-F dated March 19, 2010 and the Management Discussion &Analysis dated March 19, 2010 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 23 day of March, 2010.

William J. Lewis, BSc., P.Geo.
Senior Geologist

PROVINCE OF ONTARIO W. J. LEWIS REGISTERED PROFESSIONAL GEOSCIENTIST

micon INTERNATIONAL LIMITED | mineral industry consultants

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, William J. Lewis, BSc., P.Geo., consent to the public filing of the technical report titled *"NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico"*, dated March 15, 2010 (the "Technical Report"), and to extracts from or a summary of, the technical report in the Annual Information Form dated March 19, 2010, the Annual Report on Form 40-F dated March 19, 2010 and the Management Discussion &Analysis dated March 19, 2010, of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 19, 2010, the Annual Report on Form 40-F dated March 19, 2010 and the Management Discussion &Analysis dated March 19, 2010 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 23 day of March, 2010.

William J. Lewis, BSc., P.Geo.
Senior Geologist

PROVINCE OF MANITOBA W. J. LEWIS REGISTERED PROFESSIONAL GEOSCIENTIST

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, William J. Lewis, BSc., P.Geo., consent to the public filing of the technical report titled *"NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project (El Cometa Property), Chihuahua State, Mexico"*, dated March 15, 2010 (the "Technical Report"), and to extracts from or a summary of, the technical report in the Annual Information Form dated March 19, 2010, the Annual Report on Form 40-F dated March 19, 2010 and the Management Discussion &Analysis dated March 19, 2010, of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 19, 2010, the Annual Report on Form 40-F dated March 19, 2010 and the Management Discussion &Analysis dated March 19, 2010 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 23 day of March, 2010.

William J. Lewis, BSc., P.Geo.
Senior Geologist

PROVINCE OF MANITOBA
W. J. LEWIS
REGISTERED PROFESSIONAL GEOSCIENTIST